SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 Schedule 14D-9
                                 (Rule 14d-101)
                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                ----------------

                              Piercing Pagoda, Inc.
                            (Name of Subject Company)

                              Piercing Pagoda, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    720773100
                      (CUSIP Number of Class of Securities)

                                John F. Eureyecko
                      President and Chief Operating Officer
                                3910 Adler Place
                          Bethlehem, Pennsylvania 18017
                             Telephone: 610-691-0437
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                 With a copy to:

                             Jason M. Shargel, Esq.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                1650 Arch Street
                                   22nd Floor
                      Philadelphia, Pennsylvania 19103-2097
                             Telephone: 215-977-2000

 /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

August 11, 2000



Dear Fellow Piercing Pagoda Employee,

     We have just announced that Piercing Pagoda, Inc. will join Zale Corporation. We are very pleased with this transaction for both our employees and our stockholders. Zale Corporation is clearly the leader in the jewelry industry and has a proven track record of growing and expanding its brands. Zale's expertise in our industry will allow Piercing Pagoda, Inc. to further maximize its potential in the marketplace.

     Zale Corporation operates 1,390 specialty retail stores located throughout the United States, Canada, Puerto Rico and online, including Zales Jewelers, Zales Outlet, Zale.com at www.zales.com, Gordon's Jewelers, Bailey Banks & Biddle Fine Jewelers and Peoples Jewelers. The addition of Piercing Pagoda will extend Zale's "good, better, best" strategy to capture the opening price point customer while still remaining focused on core competency of mall based operations.

     Each of you has consistently and successfully contributed to our success story. Thank you for your continuing contribution to that success. We are looking forward to this opportunity, and know that, with your support, it will be successful.

Sincerely,


/s/ Richard H. Penske                       /s/ John F. Eureyecko
Richard H. Penske                           John F. Eureyecko
Chairman/CEO                                President/COO

CONTACT:                                     Investor:
                                             Cynthia T. Gordon
                                             Senior Director, Investor Relations
                                             (972) 580-5047

                                             Media:
                                             Mary Forte`
                                             Executive Vice President and
                                             Chief Administrative Officer
                                             (972) 580-4810



For Immediate Release



               ZALE CORPORATION ANNOUNCES DEFINITIVE AGREEMENT TO
                          ACQUIRE PIERCING PAGODA, INC.

     DALLAS, Texas, August 11, 2000 -- Zale Corporation (NYSE: ZLC), the largest specialty retailer of fine jewelry in North America, and Piercing Pagoda, Inc., (NASDAQ: PGDA), the largest specialty retailer of gold jewelry operating through kiosks and traditional stores in the United States, today announced that they have entered into a definitive agreement for Zale to acquire Piercing Pagoda.

     Under the terms of the agreement, a subsidiary of Zale will commence a tender offer for all of the outstanding shares of Piercing Pagoda common stock at $21.50 per share in cash. The tender offer will be subject to at least a majority of the outstanding Piercing Pagoda shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions.

     "I am very excited about the opportunity to further our long term strategic objectives with the purchase of Piercing Pagoda, the leader in the kiosk segment," said Robert J. DiNicola, Chairman of the Board of Zale Corporation. "This business is extremely synergistic with our existing portfolio and this acquisition provides us yet another avenue to apply our retailing skills for increased shareholder returns."

     "This acquisition will extend Zale's `good, better, best' strategy to capture the opening price point customer while still remaining focused on our core competency of mall based operations," commented Beryl Raff, President and CEO of Zale Corporation.


                                     -more-

Zale Announces Agreement to
Acquire Piercing Pagoda, Inc.
Page Two



     "We are very pleased with this transaction for both our shareholders and our employees. Zale Corporation is clearly the leader in the jewelry industry and has a proven track record of growing and expanding its brands. Zale's merchandising and marketing expertise will allow Piercing Pagoda to further maximize its potential in the marketplace," said Richard Penske, Chairman of the Board and CEO of Piercing Pagoda, Inc.

     Zale Corporation will host a conference call at 9:30 a.m. today EST. Parties interested in joining in on the call should phone 952-448-4698 today at or after 9:30 a.m. EST. For anyone unable to participate in the call, a replay will be available until the end of business on August 18, 2000. For further information, contact Investor Relations.

     Piercing Pagoda currently operates over 940 stores in 44 states with 12 locations in Puerto Rico. The company primarily operates under the names Piercing Pagoda, Plumb Gold, Silver & Gold Connection and Diamond Isle, and offers an extensive selection of popular priced 14 and 10 karat gold chains, charms, bracelets, rings and earrings, as well as a selection of silver and diamond jewelry.

     Zale Corporation operates approximately 1,390 specialty retail jewelry stores located throughout the United States, Canada, Puerto Rico, and online, including Zales Jewelers, Zales Outlet, Zale.com at www.zales.com, Gordon's Jewelers, Bailey Banks & Biddle Fine Jewelers and Peoples Jewellers. Additional information on Zale Corporation and its operations is available on the Internet at www.zalecorp.com.

     This release includes certain forward-looking statements, including expectations for future revenue; growth in Zale's customer base on store expansion arising from the acquisition of Piercing Pagoda, Inc. by Zale Corporation, that are based upon management's beliefs as well as on assumptions made by and data currently available to management. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the following: the possible inability of Zale to complete the acquisition of Piercing Pagoda, Inc., the risks and uncertainties associated with the integrating the two companies and retaining key personnel, and the risk factors listed from time to time in the Company's Securities and Exchange Commission reports, including but not limited to, its Annual Reports on Form 10-K. Actual results may differ materially from those anticipated in such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, even if subsequent events or circumstances make it clear that any projected results expressed or implied therein may not be realized.


                                     -more-

Zale Announces Agreement to
Acquire Piercing Pagoda, Inc.
Page Three



     Piercing Pagoda shareholders are advised to read the tender offer statement regarding the acquisition of Piercing Pagoda, referenced in this press release, which will be filed by Jewelry Expansion Corp. and Zale with the U.S. Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Piercing Pagoda with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's website at www.sec.gov.

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